UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 5)1

Research Solutions, Inc.

(Name of Issuer)

Common stock, $0.001 par value per share

(Title of Class of Securities)

761025105

(CUSIP Number)

Peter Derycz c/o Research Solutions, Inc. 10624 S. Eastern Ave., Ste. A-614 Henderson, NV 89052 (310) 477-0354	Amy Wang, Esq. Bristol Capital Advisors, LLC 555 Marin Street, Suite 140 Thousand Oaks, CA 91360 (310) 331-8480

KENNETH MANTEL, ESQ.

THOMAS FLEMING, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 27, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 761025105

1	NAME OF REPORTING PERSON

Peter Derycz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,329,822
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

3,329,822
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,329,822
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.3%
14	TYPE OF REPORTING PERSON

IN

2

CUSIP No. 761025105

1	NAME OF REPORTING PERSON

Bristol Investment Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,582,108
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,582,108
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,582,108
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.8%
14	TYPE OF REPORTING PERSON

CO

3

CUSIP No. 761025105

1	NAME OF REPORTING PERSON

Bristol Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,582,108
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,582,108
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,582,108
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.8%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 761025105

1	NAME OF REPORTING PERSON

Paul Kessler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,592,108
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,592,108
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,592,108
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.8%
14	TYPE OF REPORTING PERSON

IN

5

CUSIP No. 761025105

The following constitutes Amendment No. 5 to the Schedule 13D filed by the undersigned (“Amendment No. 5”). This Amendment No. 5 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)	This statement is filed by:

(i)	Peter Derycz, Executive Chairman of the Company, with respect to the Shares directly owned by him;

(ii)	Bristol Investment Fund, Ltd., a Cayman Islands exempted company (“Bristol Fund”), with respect to the Shares directly owned by it;

(iii)	Bristol Capital Advisors, LLC, a Delaware limited liability company (“Bristol Advisors”), as the investment advisor of Bristol Fund; and

(iv)	Paul Kessler (together with Bristol Fund and Bristol Advisors, “Bristol”), with respect to the Shares directly owned by him and as manager and Chief Executive Officer of Bristol Advisors.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Group Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Set forth on Schedule A to the Schedule 13D (“Schedule A”) is the name and present principal occupation or employment, principal business address and citizenship of the executive officers and directors of Bristol Fund. To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Company or is a party to any contract, agreement or understanding required to be disclosed herein.

(b)       The principal business address of Mr. Derycz is c/o Research Solutions, Inc., 10624 S. Eastern Ave., Ste. A-614, Henderson, Nevada 89052. The principal business address of Bristol Fund is Citco Trustees (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman KY1-1205, Cayman Islands. The principal business address of Bristol Advisors and Mr. Kessler is 555 Marin Street, Suite 140, Thousand Oaks, California 91360. The principal business address of the persons listed on Schedule A is set forth therein.

(c)       The principal occupation of Mr. Derycz is serving as Executive Chairman of the Company. The principal business of Bristol Fund is investing in securities. The principal business of Bristol Advisors is serving as the investment advisor of Bristol Fund. The principal occupation of Mr. Kessler is serving as manager and Chief Executive Officer of Bristol Advisors. The principal occupation of the persons listed on Schedule A is set forth therein.

(d)       No Reporting Person nor any person listed on Schedule A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person nor any person listed on Schedule A has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

6

CUSIP No. 761025105

(f)       Messrs. Derycz and Kessler are citizens of the United States of America. Bristol Fund is incorporated under the laws of the Cayman Islands. Bristol Advisors is incorporated under the laws of the State of Delaware. The citizenship of the persons listed on Schedule A is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby supplemented and amended to add the following:

The Shares beneficially owned by Mr. Derycz were acquired in connection with his service to the Company and with personal funds in private transactions with the Company and in open market purchases. The aggregate purchase price of the 44,000 shares purchased by Mr. Derycz is approximately $40,908, excluding brokerage commissions.

The Shares purchased by Bristol Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price for the 2,582,108 Shares reported owned herein by Bristol Fund is approximately $1,169,006.

The Shares purchased by Mr. Kessler, which are held in an IRA account of which Mr. Kessler is the beneficiary, were purchased with personal funds. The aggregate purchase price for the 10,000 Shares reported owned herein by Mr. Kessler is approximately $4,100.

Item 4.	Purpose of the Transaction.

Item 4 is hereby amended to add the following:

On July 27, 2023, the Reporting Persons entered into the Group Agreement (the “Group Agreement”), as more fully described in Item 6 and which is attached hereto as Exhibit 99.1 and incorporated herein by reference, for the purposes of working together to enhance shareholder value at the Company. The Reporting Persons intend to take certain actions to enhance shareholder value at the Company, including engaging in communications with the Company’s Board of Directors (the “Board”) and potentially nominating a slate of director candidates for election to the Board at the Company’s 2023 annual meeting of shareholders.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 29,500,764 Shares outstanding, which is the total number of Shares outstanding as of May 5, 2023, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on May 12, 2023.

A.       Mr. Derycz

(a)	As of the close of business on July 31, 2023, Mr. Derycz beneficially owned directly 3,329,822 Shares.

Percentage: Approximately 11.3%

7

CUSIP No. 761025105

(b)	1. Sole power to vote or direct vote: 3,329,822
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,329,822
4. Shared power to dispose or direct the disposition: 0

(c)	The transaction in the securities of the Company by Mr. Derycz during the past sixty days is set forth in Schedule B and is incorporated herein by reference.
B.	Bristol Fund
(a)	As of the close of business on July 31, 2023, Bristol Fund beneficially owned 2,582,108 Shares.

Percentage: Approximately 8.8%

(b)	1. Sole power to vote or direct vote: 2,582,108
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,582,108
4. Shared power to dispose or direct the disposition: 0

(c)	Bristol Fund has not entered into any transactions in the securities of the Company during the past sixty days.
C.	Bristol Advisors
(a)	Bristol Advisors, as the investment advisor of Bristol Fund with the power to vote and dispose of the Shares owned by Bristol Fund, may be deemed the beneficial owner of the 2,582,108 Shares beneficially owned by Bristol Fund.

Percentage: Approximately 8.8%

(b)	1. Sole power to vote or direct vote: 2,582,108
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,582,108
4. Shared power to dispose or direct the disposition: 0

(c)	Bristol Advisors has not entered into any transactions in the securities of the Company during the past sixty days.
D.	Mr. Kessler
(a)	As of the close of business on July 31, 2023, Mr. Kessler (i) beneficially owned directly 10,000 Shares held in an IRA account of which he is the beneficiary and (ii) as manager and Chief Executive Officer of Bristol Advisors with the power to vote and dispose of the Shares owned by Bristol Fund due to his relationship with Bristol Advisors, may be deemed the beneficial owner of the 2,582,108 Shares owned by Bristol Fund.

Percentage: Approximately 8.8%

8

CUSIP No. 761025105

(b)	1. Sole power to vote or direct vote: 2,592,108
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,592,108
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Kessler has not entered into any transactions in the securities of the Company during the past sixty days.

Each of the Reporting Persons may be deemed to be a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Exchange Act, and such group may be deemed to beneficially own the 5,921,930 Shares owned in the aggregate by all of the Reporting Persons, constituting approximately 20.1% of the outstanding Shares. The filing of this Amendment No. 5 to the Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Company that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On July 27, 2023, the Reporting Persons entered into the Group Agreement in which, among other things, the members of the group (the “Group”) agreed (a) to the extent required by applicable law, to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Company, (b) not to transact in securities of the Company without the prior written consent of the parties to the Group Agreement, subject to certain exceptions, (c) that any SEC filing, press release, public shareholder communication or Company communication proposed to be made or issued by the Group or any member of the Group in connection with the Group’s activities shall be mutually agreeable to the members of the Group, and (d) that Mr. Derycz and Bristol Fund agree to jointly pay all out-of-pocket costs and expenses incurred in connection with the Group’s activities based on Mr. Derycz’s and Bristol’s pro rata share of the Group’s aggregate ownership of Shares, which shall be advanced by Bristol Fund and repaid by Mr. Derycz pursuant to the terms of the Group Agreement.

On December 2, 2021, February 8, 2022, May 10, 2022, and August 19, 2022, the Company awarded 7,078, 7,381, 8,289 and 34,639 Shares, respectively, to Mr. Derycz under the Company’s 2017 Omnibus Incentive Plan, as amended. On February 10, 2023, the Company awarded 32,000 options to Mr. Derycz to purchase 32,000 Shares. On September 20, 2021, December 20, 2021, March 20, 2022, June 17, 2022, September 20, 2022, December 20, 2022, March 20, 2023 and June 20, 2023, Mr. Derycz sold 5,635, 2,956, 3,044, 3,400, 4,730, 3,261, 3,609 and 2,959 Shares, respectively, to the Company to cover taxes on vested restricted stock. On February 10, 2023, Mr. Derycz sold 17,468 Shares to pay the exercise price of options issued to him by the Company. On January 24, 2022, April 25, 2022, January 3, 2023 and January 10, 2023, Mr. Derycz gifted 21,000, 24,000, 7,500 and 34,000 Shares, respectively, to various parties.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Group Agreement, dated July 27, 2023.

9

CUSIP No. 761025105

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 31, 2023

/s/ Peter Derycz
PETER DERYCZ

BRISTOL INVESTMENT FUND, LTD.

By:	/s/ Paul Kessler
	Name:	Paul Kessler
	Title:	Director

BRISTOL CAPITAL ADVISORS, LLC

By:	/s/ Paul Kessler
	Name:	Paul Kessler
	Title:	Manager and Chief Executive Officer

/s/ Paul Kessler
PAUL KESSLER

10

CUSIP No. 761025105

SCHEDULE A

Directors and Officers of Bristol Investment Fund, Ltd.

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Paul Kessler* Director
Michael Breen Director	Executive Chairman and Interim Chief Executive Officer of GT Biopharma, Inc.	c/o 8000 GT Biopharma, Inc., Marina Blvd, Suite 100, Brisbane, CA 94005	United Kingdom

Richard McKilligan Director	Chief Financial Officer and Counsel of Malachite Innovations, Inc.	c/o Malachite Innovations, Inc., 200 Park Avenue, Suite 400, Cleveland, OH 44122	United States of America

* Mr. Kessler is a Reporting Person and, as such, the information with respect to Mr. Kessler called for by the Schedule 13D is set forth therein.

CUSIP No. 761025105

SCHEDULE B

TRANSACTIONS IN SECURITIES OF THE COMPANY
DURING THE PAST SIXTY DAYS

Nature of the Transaction	Securities Purchased/(Sold)	Price ($)	Date of Purchase / Sale

PETER DERYCZ

Disposition of Common Stock†	(2,959)	2.2400	06/20/2023

† Represents a sale of common stock to the Company to cover taxes on vested restricted stock, as approved by the Compensation Committee of the Company’s Board of Directors.